UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   March 17, 2021

COHERENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33962	94-1622541
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5100 Patrick Henry Drive

Santa Clara, CA 95054

(Address of principal executive offices)

(408) 764-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	COHR	The NASDAQ Stock Market LLC Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

On March 17, 2021, Coherent, Inc. (“Coherent”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Important Information and Where You Can Find It

In connection with the proposed transaction between Lumentum Holdings Inc. (“Lumentum”) and Coherent (the “Proposed Transaction”), Lumentum plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued to Coherent’s stockholders at the completion of the Proposed Transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC in connection with the Proposed Transaction. COHERENT STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC by Coherent and Lumentum in connection with the Proposed Transaction through the website maintained by the SEC at www.sec.gov. Additional information regarding the participants in the solicitation of proxies in respect of the Proposed Transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

Coherent and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct and indirect interests in the Proposed Transaction, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus. Coherent stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the Proposed Transaction, including the direct and indirect interests of Coherent directors and executive officers in the Proposed Transaction, which may be different than those of Coherent stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents (including any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC) that are filed or will be filed with the SEC relating to the Proposed Transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and its board of directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the completion of the Proposed Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Lumentum (as amended, restated or supplemented from time to time), including the receipt of an unsolicited proposal from a third party (including MKS Instruments, Inc. or II-VI Incorporated); (iii) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Coherent’s and Lumentum’s ability to implement its business strategy; (vii) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (viii) potential litigation relating to the Proposed Transaction that could be instituted against Coherent, Lumentum or their respective directors; (ix) the risk that disruptions from the Proposed Transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (x) the ability of Coherent or Lumentum to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transaction; (xii) uncertainty as to the long-term value of Lumentum common stock; (xiii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvii) restrictions during the pendency of the Proposed Transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xx) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the Proposed Transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the Proposed Transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated March 17, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2021

COHERENT, INC.

By:	/s/ Bret DiMarco
Bret DiMarco
Executive Vice President, Chief Legal Officer and Corporate Secretary